SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:              31 July 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 31 July 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange on 31 July 2007

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

_______________________________

Three Announcements:

National Grid plc

- Agreed sale of Basslink electricity interconnector;

- AGM poll results;

- Voting Rights and Capital- Update.

31 July 2007

National Grid plc

Agreed sale of Basslink electricity interconnector

for A$1.175bn (£485m)*

National Grid plc (“National Grid”) is pleased to announce that it has signed an agreement to sell its Basslink electricity interconnector in Australia to CitySpring Infrastructure Management Pte Ltd for a cash consideration of A$1.175bn (£485m)** The sale represents a multiple of 16.4 times EBITDA for the year ended 31 March 2007***

The sale is subject to a number of contractual and governmental consents and is expected to complete by the end of September 2007.

National Grid Chief Executive, Steve Holliday, said: “We are delighted with the outcome of this sale process. We have secured a premium price for this first-class energy infrastructure asset and generated superior value for our shareholders. The outcome of this represents further delivery of the National Grid strategy. I would like to thank Hydro Tasmania for its support throughout this process.“

Contacts

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)
Brunswick
Tim Williamson	+44 (0)20 7396 5350	+44 (0)7974 982350(m)

Additional information

Basslink is the world’s longest sub-sea power cable. Commissioned in April 2006, it is a 360 kilometre link between Tasmania and mainland Australia. It is a profitable, low risk business underpinned by a long-term commercial agreement with Hydro Tasmania.

* Exchange rate A$2.42 to £1.00

** Subject to a working capital adjustment

***Normalised for 11 months contribution and one-off events.

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, National Grid’s results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by the forward-

looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including those required to complete the proposed acquisition of KeySpan when or as planned, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business and realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the impact of the sales of businesses by National Grid, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid's pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid's filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent Annual Report on Form 20-F and the “Risk Factors” section in its Registration Statement on Form F-3 filed with the SEC on 28 June 2006). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

31 July 2007

National Grid plc ('the Company')

AGM poll results

Yesterday National Grid held its 2007 Annual General Meeting (“AGM”).

The results of the resolutions, all decided by way of poll, are set out below:

Resolution	Details	For (% of shares voted)	Against (% of shares voted)
1	To receive the Annual Report and Accounts	99.70	0.30
2	To declare a final dividend	99.97	0.03
3	To re-elect Edward Astle	99.61	0.39
4	To re-elect Maria Richter	99.41	0.59
5	To re-elect Mark Fairbairn	99.61	0.39
6	To re-elect Linda Adamany	99.41	0.59
7	To reappoint the auditor, PricewaterhouseCoopers LLP	98.95	1.05
8	To authorise the Directors to set the auditor’s remuneration	98.98	1.02
9	To approve the Directors’ Remuneration Report	94.46	5.54
10	To allow the supply of documents electronically	99.67	0.33
11	To authorise the Directors to issue ordinary shares	99.53	0.47
12	To approve the amended National Grid USA Incentive Thrift Plans I and II	99.72	0.28
13*	To disapply pre-emption rights	99.30	0.70
14*	To authorise the Company to purchase ordinary shares	99.85	0.15
15*	To authorise the Company to purchase B shares	99.85	0.15
16*	To approve the broker contract for the repurchase of B shares	99.77	0.23
17*	To approve the changes to the Performance Share Plan Rules	93.64	6.36

* Special resolution

As required by the FSA Listing Rules two copies of AGM resolutions 10, 11, 12, 13, 14, 15, 16 and 17 will shortly be available for inspection at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS.

The complete poll results and details of proxy votes lodged before the meeting will be available on the Company’s website, www.nationalgrid.com.

31 July 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

National Grid plc’s registered capital as of 31 July 2007 consists of 2,656,395,076 ordinary shares, of which 13,905,602 had been purchased in the market and registered as Treasury Shares; leaving a balance of 2,642,489,474 shares with voting rights.

This also follows National Grid having transferred 13,519 shares held in Treasury to employee share scheme participants earlier today.

The figure of 2,642,489,474 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation, or transfer to Treasury, of the shares involved (and any earlier repurchases which remain to be registered).